UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Janke, Sr., Kenneth Stuart
   4305 West Maple Road


   Bloomfield Hills, MI  48301
2. Issuer Name and Ticker or Trading Symbol
   AFLAC INCORPORATED (AFL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/28/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     20,000         I  Growth Fund
Common Stock                                  08/01/02    P        36            A  $30.3395     1,382          I  Investment Club
Common Stock                                                                                     38,800         I  Partnership
Common Stock                                                                                     31,989         I  SpouseTrustee/Tru
                                                                                                                   st
Common Stock                                                                                     55,040         I  Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Employee Stock Option (right to$30.3850        08/01/02       A     V   10,000                            (2)          08/01/12
 buy) (1)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Employee Stock Option (right to08/01/02  Common Stock                   10,000                    10,000        D   Direct
 buy) (1)

Explanation of Responses:

(1)
Granted under the AFLAC Incorporated 1997 Stock Option Plan, which is a rule 16b-3 Plan with tandem tax withholding rights.
(2)
The option will vest 2000 shares on 08/01/02, 2000 shares on 08/01/03, 2000 shares on 08/01/04, 2000 shares on 08/01/05, and 2000 sh ares on 08/01/06.

SIGNATURE OF REPORTING PERSON
/S/ By: Patricia A. Bell
    For: Kenneth Stuart Janke, Sr.
DATE 08/30/02